UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Nestor, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
641074505

(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
(312) 222-9350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Heil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,854,450 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,854,450 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,854,450 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The 5,854,450 shares of Common Stock in Nestor, Inc. are comprised of both warrants and shares for which Edward F. Heil has voting and dispositive power as Trust Investment Advisor as described more fully in Item 6 below.
(2) Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

1	NAMES OF REPORTING PERSONS /

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Trust for Karen Heil Kelly under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,911,890 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,911,890 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,911,890 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Although the Trust for Karen Heil Kelly under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 holds 1,911,890 shares of Common Stock in Nestor, Inc., the sole voting power and sole dispositive power of these shares lies with Edward F. Heil as described in Item 6 below.
(2) Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

1	NAMES OF REPORTING PERSONS /

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Trust for Sandra E. H. Bauer under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,911,890 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,911,890 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,911,890

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Although the Trust for Sandra E. H. Bauer under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 holds 1,911,890 shares of Common Stock in Nestor, Inc., the sole voting power and sole dispositive power of these shares lies with Edward F. Heil as described in Item 6 below.
(2) Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

1	NAMES OF REPORTING PERSONS /

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Trust for Edward F. Heil, Jr. under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,911,892 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,911,892 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,911,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Although the Trust for Edward F. Heil, Jr. under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 holds 1,911,892 shares of Common Stock in Nestor, Inc., the sole voting power and sole dispositive power of these shares lies with Edward F. Heil as described in Item 6 below.
(2) Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Nestor, Inc., a Delaware corporation (“Nestor” or the “Company”), with its principal executive offices at 42 Oriental Street, Third Floor, Providence, Rhode Island 02908.
This Amendment No. 1 is being made to disclose the sale of shares of Common Stock in Nestor previously held by Edward F. Heil (“Mr. Heil”), and the separate purchases of shares of Common Stock in Nestor by the Karen Heil Kelly Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 (the “Karen Trust”), the Sandra E. H. Bauer Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 (the “Sandra Trust”) and the Edward F. Heil, Jr. Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 (the “Edward, Jr. Trust”) (collectively, the “Trusts”).
Item 2. Identity and Background.
This Amendment No. 1 is being filed by Mr. Heil, the Karen Trust, the Sandra Trust and the Edward, Jr. Trust. Mr. Heil is a citizen of the United States of America, and his address is 8052 Fisher Island Drive, Fisher Island, Florida 33109. His present principal occupation is as a private investor.
The Karen Trust is an Illinois trust, and its address is 8052 Fisher Island Drive, Fisher Island, Florida 33109. The Karen Trust was formed for investment purposes.
The Sandra Trust is an Illinois trust, and its address is 8052 Fisher Island Drive, Fisher Island, Florida 33109. The Sandra Trust was formed for investment purposes.
The Edward, Jr. Trust is an Illinois trust, and its address is 8052 Fisher Island Drive, Fisher Island, Florida 33109. The Edward, Jr. Trust was formed for investment purposes.
During the last five years, neither Mr. Heil nor the Trusts have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
All shares of Common Stock in Nestor were purchased by each of the Trusts using personal funds of each of the Trusts. As described more fully in Item 5(c) below, the Karen Trust purchased an aggregate of 1,911,890 shares of Common Stock in Nestor via a broker, the Sandra Trust purchased an aggregate of 1,911,890 shares of Common Stock in Nestor via a broker and the Edward, Jr. Trust purchased an aggregate of 1,911,892 shares of Common Stock in Nestor via a broker.

Item 4. Purpose of Transaction.
The purpose of the purchase of shares of Common Stock in Nestor by the Trusts is an investment in Nestor by the Trusts. The purpose of the sale of shares of Common Stock in Nestor by Mr. Heil is to dispose of his shares in Nestor.
This Amendment is being filed to disclose these transactions, which are described more fully in Item 5 below.
Mr. Heil may use his ability to vote 20.2% of the shares of Common Stock in the Company to elect one or more persons to the board of directors of the Company.
Neither Mr. Heil nor the Trusts have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of Nestor, or the disposition of securities of Nestor;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Nestor or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Nestor or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Nestor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Nestor;

(f)	Any other material change in Nestor’s business or corporate structure;

(g)	Changes in Nestor’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Nestor by any person;

(h)	Causing a class of securities of Nestor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Nestor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
The possible activities of Mr. Heil and the Trusts are subject to change at any time.
Item 5. Interest in Securities of the Issuer.
(a)	Because Mr. Heil is the Trust Investment Advisor of each of the Trusts and has the ultimate voting and investment power of the shares held in each of the Trusts as described in Item 6 below, Mr. Heil may be deemed the beneficial owner (as the term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 5,735,672 shares of Common Stock in Nestor held collectively by the Trusts. In addition, Mr. Heil holds 118,778 warrants, which currently give him the right to acquire 118,778 shares of Nestor’s Common Stock, which expire on January 31, 2009. Thus, Mr. Heil may be deemed to be a beneficial owner of an aggregate of 5,854,450 shares of Common Stock in Nestor, which constitutes approximately 20.2% of the outstanding shares of Common Stock based on the number of such shares outstanding (28,954,219) as of November 10, 2008.

Any beneficial ownership of the 5,854,450 shares of Common Stock that Mr. Heil may be deemed to beneficially own is expressly disclaimed.

The Karen Trust holds 1,911,890 shares of Common Stock in Nestor, which constitutes approximately 6.6% of the outstanding shares of Common Stock based on the number of such shares outstanding (28,954,219) as of November 10, 2008.

The Sandra Trust holds 1,911,890 shares of Common Stock in Nestor, which constitutes approximately 6.6% of the outstanding shares of Common Stock based on the number of such shares outstanding (28,954,219) as of November 10, 2008.

The Edward, Jr. Trust holds 1,911,892 shares of Common Stock in Nestor, which constitutes approximately 6.6% of the outstanding shares of Common Stock based on the number of such shares outstanding (28,954,219) as of November 10, 2008.

(b)	As described in Item 6 below, Mr. Heil has the sole power to vote or direct the vote of 5,854,450 shares of Common Stock in Nestor and has sole dispositive power over 5,854,450 shares of Common Stock in Nestor.

(c)	On December 16, 2008 and December 17, 2008, Mr. Heil sold an aggregate of 5,735,672 shares of Common Stock in Nestor. To effectuate this sale, Mr. Heil engaged in brokered sales via a broker in Houston, Texas (for the December 16, 2008 sales), and via a broker in Boca Raton, Florida (for the December 17, 2008 sale) as follows:

Date	Number of Shares Sold	Price Per Share
12/16/2008	400,000	$0.02
12/16/2008	5,135,672	$0.02
12/17/2008	200,000	$0.03
In separate transactions, the Karen Trust purchased an aggregate of 1,911,890 shares of Common Stock in Nestor on December 16, 2008 and December 17, 2008. To effectuate this purchase, the Karen Trust engaged in brokered purchases via a broker in Houston, Texas, as follows:

Date	Number of Shares Purchased	Price Per Share
12/16/2008	1,845,224	$0.02

Date	Number of Shares Purchased	Price Per Share
12/17/2008	66,666	$0.03
In separate transactions, the Sandra Trust purchased an aggregate of 1,911,890 shares of Common Stock in Nestor on December 16, 2008 and December 17, 2008. To effectuate this purchase, the Sandra Trust engaged in brokered purchases via a broker in Houston, Texas, as follows:

Date	Number of Shares Purchased	Price Per Share
12/16/2008	1,845,224	$0.02
12/17/2008	66,666	$0.03
In separate transactions, the Edward, Jr. Trust purchased an aggregate of 1,911,892 shares of Common Stock in Nestor on December 16, 2008 and December 17, 2008. To effectuate this purchase, the Edward, Jr. Trust engaged in brokered purchases via a broker in Houston, Texas, as follows:

Date	Number of Shares Purchased	Price Per Share
12/16/2008	1,845,224	$0.02
12/17/2008	66,668	$0.03
(d)	Subject to the terms of the Karen Trust, Karen Heil Kelly may have the right to receive the proceeds of any sale of the shares of Common Stock in Nestor purchased by the Karen Trust.

Subject to the terms of the Sandra Trust, Sandra E. H. Bauer may have the right to receive the proceeds of any sale of the shares of Common Stock in Nestor purchased by the Sandra Trust.

Subject to the terms of the Edward, Jr. Trust, Edward F. Heil, Jr., may have the right to receive the proceeds of any sale of the shares of Common Stock in Nestor purchased by the Edward, Jr. Trust.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, was entered into on December 1, 1983, between Pamela Heil and Mr. Heil.
Pursuant to the Delegation of Trustee Powers Under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, which was signed as of June 15, 2008 (the “Delegation”), Marge Lutz, as trustee of each of the Trusts (“Trustee”), delegated to Mr. Heil, as Trust Investment Advisor of each of the Trusts, the sole authority to direct the Trustee how to vote and/or how to invest or sell the securities held in each of the Trusts. The Delegation is attached hereto as Exhibit 2.

     Item 7. Material to be filed as Exhibits.
EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Agreement Regarding Joint Filing of this Amendment No. 1 to Schedule 13D.

Exhibit 2	Delegation of Trustee Powers Under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, signed as of June 15, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: January 13, 2009

EDWARD F. HEIL
By:	/s/ Edward F. Heil
Edward F. Heil

TRUST FOR KAREN HEIL KELLY UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983
By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR SANDRA E.H. BAUER UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983
By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR EDWARD HEIL, JR. UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983
By:	/s/ Marge Lutz
Marge Lutz, Trustee